Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

FINANCIAL RESULTS | FINANZERGEBNISSE

Novartis reports strong Q2 with double-digit sales growth and core margin expansion; raises FY 2025 core operating income guidance

Ad hoc announcement pursuant to Art. 53 LR

•	Q2 net sales grew +11% (cc1, +12% USD) with core operating income[1] up +21% (cc, +20% USD)
o	Sales growth driven by continued strong performance from Kisqali (+64% cc), Entresto (+22% cc), Kesimpta (+33% cc), Scemblix (+79% cc), Leqvio (+61% cc) and Pluvicto (+30% cc)
o	Core operating income margin[1] reached 42.2%, +340 basis points (cc), mainly driven by higher net sales
•	Q2 operating income grew +25% (cc, +21% USD); net income up +26% (cc, +24% USD)
•	Q2 core EPS[1] grew +24% (cc, +23% USD) to USD 2.42
•	Q2 free cash flow[1] of USD 6.3 billion (+37% USD) driven by higher net cash flows from operating activities
•	H1 net sales up +13% (cc, +12% USD) and core operating income up +24% (cc, +21% USD)
•	Q2 selected innovation milestones:
o	Pluvicto Phase III PSMAddition study positive readout in PSMA+ mHSPC
o	Vanrafia (atrasentan) FDA accelerated approval for IgAN
o	OAV101 IT US and EU submissions for SMA
o	Votoplam Phase II PIVOT-HD study positive readout in Huntington’s disease
o	Remibrutinib Phase II study positive readout in food allergy
•	Initiating up-to USD 10 billion share buyback to be completed by year-end 2027
•	Full-year 2025 guidance[2] raised for core operating income
o	Sales expected to grow high single digit (unchanged)
o	Core operating income expected to grow low teens (from low double-digit)

Basel, July 17, 2025 – Commenting on Q2 2025 results, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered another strong quarter, with double-digit sales and core operating income growth. We continue to drive strong performance on our ongoing launches for Kisqali, Pluvicto, and Scemblix, demonstrating the replacement power in our portfolio. We also delivered important pipeline milestones including a third positive Phase III readout for Pluvicto in hormone-sensitive prostate cancer and global filings for OAV101 IT in SMA. Our robust balance sheet and confidence in our mid and long-term growth enable us to initiate an up-to USD 10 billion share buyback as part of our commitment to balanced capital allocation."

Key figures
	Q2 2025	Q2 2024	% change		H1 2025	H1 2024	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 054	12 512	12	11	27 287	24 341	12	13
Operating income	4 864	4 014	21	25	9 527	7 387	29	33
Net income	4 024	3 246	24	26	7 633	5 934	29	31
EPS (USD)	2.07	1.60	29	32	3.91	2.91	34	37
Free cash flow	6 333	4 615	37		9 724	6 653	46
Core operating income	5 925	4 953	20	21	11 500	9 490	21	24
Core net income	4 710	4 008	18	19	9 192	7 689	20	22
Core EPS (USD)	2.42	1.97	23	24	4.69	3.77	24	27

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 40 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.    2. Please see detailed guidance assumptions on page 7.

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1.	Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2.
Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3.	Strengthen foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.

Financials

Second quarter

Net sales were USD 14.1 billion (+12%, +11% cc), with volume contributing 12 percentage points to growth. Generic competition had a negative impact of 2 percentage points, pricing had a positive impact of 1 percentage point, and currency had a positive impact of 1 percentage point.

Operating income was USD 4.9 billion (+21%, +25% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches and net expense from legal matters.

Net income was USD 4.0 billion (+24%, +26% cc), mainly driven by higher operating income, partly offset by higher net financial expense. EPS was USD 2.07 (+29%, +32% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 5.9 billion (+20%, +21% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 42.2% of net sales, increasing 2.6 percentage points (3.4 percentage points cc).

Core net income was USD 4.7 billion (+18%, +19% cc), mainly due to higher core operating income, partly offset by higher income taxes and net financial expense. Core EPS was USD 2.42 (+23%, +24% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 6.3 billion (+37% USD), compared with USD 4.6 billion in the prior-year quarter, driven by higher net cash flows from operating activities.

First half

Net sales were USD 27.3 billion (+12%, +13% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points, pricing had a positive impact of 1 percentage point, benefiting from revenue deduction adjustments mainly in the US, and currency had a negative impact of 1 percentage point.

Operating income was USD 9.5 billion (+29%, +33% cc), mainly driven by higher net sales and contingent consideration adjustments, partly offset by higher investments behind priority brands and launches.

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Net income was USD 7.6 billion (+29%, +31% cc), mainly driven by higher operating income, partly offset by higher income taxes and net financial expense. EPS was USD 3.91 (+34%, +37% cc), benefiting from the lower weighted average number of shares outstanding.

Core operating income was USD 11.5 billion (+21%, +24% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin was 42.1% of net sales, increasing 3.1 percentage points (3.7 percentage points cc).

Core net income was USD 9.2 billion (+20%, +22% cc), mainly due to higher core operating income, partly offset by higher income taxes and net financial expense. Core EPS was USD 4.69 (+24%, +27% cc), benefiting from the lower weighted average number of shares outstanding.

Free cash flow amounted to USD 9.7 billion (+46% USD), compared with USD 6.7 billion in the prior-year period, driven by higher net cash flows from operating activities.

Q2 priority brands

Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q2 growth) including:

Kisqali
(USD 1 177 million, +64% cc) sales grew strongly across all regions, including +100% growth in the US with strong momentum from the recently launched early breast cancer indication as well as continued share gains in metastatic breast cancer

Entresto	(USD 2 357 million, +22% cc) sustained robust, demand-led growth globally
Kesimpta	(USD 1 077 million, +33% cc) sales grew across all regions driven by increased demand and strong access
Scemblix	(USD 298 million, +79% cc) sales grew across all regions, demonstrating the continued high unmet need in CML and continued strong momentum from the recently launched early-line indication in the US
Leqvio	(USD 298 million, +61% cc) continued steady growth, with a focus on increasing account and patient adoption, and continuing medical education
Pluvicto
(USD 454 million, +30% cc) showed encouraging demand uptake in the US following the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) approval, as well as continued access expansion ex-US in the post-taxane mCRPC setting

Cosentyx	(USD 1 629 million, +6% cc) sales grew mainly in the US and Europe, driven by recent launches as well as volume growth in core indications
Fabhalta	(USD 120 million) sales grew driven by continued launch execution across all markets in PNH as well as recent launches in IgAN and C3G in the US
Lutathera	(USD 207 million, +17% cc) sales grew mainly in the US, Europe and Japan due to increased demand and earlier-line adoption, particularly in the US and Japan
Zolgensma	(USD 297 million, -17% cc) sales declined reflecting a lower incidence of SMA compared to prior year, while demand remained robust

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Net sales of the top 20 brands in the second quarter and first half

	Q2 2025	% change		H1 2025	% change
	USD m	USD	cc	USD m	USD	cc
Entresto	2 357	24	22	4 618	22	22
Cosentyx	1 629	7	6	3 163	11	11
Kisqali	1 177	64	64	2 133	59	60
Kesimpta	1 077	35	33	1 976	38	38
Tafinlar + Mekinist	573	10	7	1 125	13	13
Promacta/Revolade	502	-8	-9	1 048	-2	-1
Jakavi	524	11	8	1 016	7	8
Xolair	443	4	2	899	9	10
Ilaris	477	30	27	896	24	24
Pluvicto	454	32	30	825	26	26
Tasigna	327	-27	-27	704	-16	-15
Zolgensma	297	-15	-17	624	-3	-3
Sandostatin Group	303	-3	-3	620	-7	-6
Leqvio	298	64	61	555	67	66
Scemblix	298	82	79	536	79	78
Lutathera	207	18	17	400	16	16
Exforge Group	191	7	7	370	0	3
Lucentis	173	-37	-39	362	-39	-38
Diovan Group	154	-4	-4	304	1	3
Galvus Group	123	-18	-17	247	-17	-14
Top 20 brands total	11 584	16	14	22 421	16	17

R&D update - key developments from the second quarter

New approvals
Vanrafia (atrasentan)
FDA granted accelerated approval for Vanrafia for the reduction of proteinuria in adults with primary IgA nephropathy (IgAN) at risk of rapid disease progression. Vanrafia can be seamlessly added to supportive care in IgAN and used as a foundational therapy.

Coartem (artemether and lumefantrine)
In July, Swissmedic approved Coartem Baby, the first clinically proven malaria treatment specifically designed for newborns and infants between 2-5 kg. This milestone paves the way for registration in eight African countries through the Marketing Authorization for Global Health Products (MAGHP) procedure.

Regulatory updates
OAV101 IT (onasemnogene abeparvovec)	Regulatory submissions for OAV101 IT in patients with spinal muscular atrophy (SMA) were completed in the US and EU.

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Results from ongoing trials and other highlights
Pluvicto (lutetium Lu177 vipivotide tetraxetan)
At a prespecified interim analysis, the Phase III PSMAddition trial in PSMA+ metastatic hormone-sensitive prostate cancer (mHSPC) met its primary endpoint with a statistically significant and clinically meaningful benefit in radiographic progression-free survival (rPFS) in patients treated with Pluvicto plus standard of care (SoC) versus SoC alone. The study also showed a positive trend in overall survival in favor of the Pluvicto arm. Data will be presented at an upcoming medical meeting and, based on FDA feedback, submitted for regulatory review in H2 2025.

Cosentyx (secukinumab)
In the Phase III GCAptAIN study, Cosentyx did not demonstrate a statistically significant improvement in sustained remission compared to placebo in adults with newly diagnosed or relapsing giant cell arteritis (GCA). Safety in GCA was consistent with the known safety profile of Cosentyx.

Kisqali (ribociclib)
A new subgroup analysis of the Phase III NATALEE trial in HR+/HER2- early breast cancer (eBC) showed that patients receiving Kisqali plus endocrine therapy continued to see consistent reductions in risk of recurrence across all efficacy measures, regardless of age and menopausal status, at median follow-up of 44.2 months. Data presented at ASCO.

Fabhalta (iptacopan)
In the Phase IIIb APPULSE-PNH study, adult PNH patients with hemoglobin (Hb) levels ≥10g/dL who switched to Fabhalta from anti-C5 therapies experienced clinically meaningful improvements in Hb levels. The vast majority (92.7%) achieved Hb ≥12g/dL, reaching normal or near-normal levels. No patients treated with Fabhalta required transfusions, experienced breakthrough hemolysis or had any major adverse vascular events during the treatment period. Data presented at EHA.

Scemblix (asciminib)
In the Phase IIIb ASC4START trial evaluating the tolerability and efficacy of Scemblix versus nilotinib in adult patients with newly diagnosed Ph+ CML-CP, patients treated with Scemblix had a 55% lower risk of discontinuation due to AEs vs nilotinib, and 12.7% more patients treated with Scemblix achieved major molecular responses by week 12 vs those treated with nilotinib. Data presented at ASCO and EHA.

Votoplam
The Phase II PIVOT-HD study of votoplam in patients with Stage 2 and Stage 3 Huntington's disease met its primary endpoint of reduction in blood Huntingtin (HTT) protein levels at Week 12 (p<0.0001), with durable, dose-dependent lowering observed through Month 12. Across all dose levels and disease stages, votoplam showed a favorable safety and tolerability profile, with no treatment-related serious adverse events or neurofilament light chain protein (NfL) spikes. Together with our partner, PTC Therapeutics, we are evaluating the results and plan to engage with the HD community and regulatory authorities to inform next steps.

Remibrutinib
A Phase II study with remibrutinib in food allergy met its primary endpoint with a statistically significant and clinically meaningful benefit. These data support remibrutinib's potential as a first-in-class oral BTK inhibitor that reduces the risk of severe allergic reactions, including anaphylaxis. Phase III study planning is underway.

Ianalumab
Novartis will not advance investigation of ianalumab in hidradenitis suppurativa following a Phase II proof-of-concept study which did not meet our target criteria despite demonstrating efficacy vs placebo. No new safety signals were observed and all other studies for ianalumab in B-cell driven diseases continue as planned.

Rapcabtagene autoleucel (YTB323)
A Phase I/II study of rapcabtagene autoleucel, a rapidly manufactured CD19 CAR-T therapy using the T-Charge platform, demonstrated the expansion of CAR-T cells, deep B cell depletion, early and sustained improvement in overall disease activity, and a favorable benefit/risk profile in 21 patients with severe refractory SLE up to 12 months after treatment. Data presented at EULAR.

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Zigakibart
Updated results from the Phase I/II study for zigakibart in IgAN showed a robust and clinically meaningful reduction in proteinuria of 60.4% from baseline and eGFR stabilization over 100 weeks of treatment. To date, this is the longest duration of treatment reported for an anti-APRIL agent, demonstrating long-term safety and efficacy. Data presented at ERA. The Phase III BEYOND trial is ongoing with anticipated readout in 2026.

Selected transactions
Novartis has completed the acquisition of Regulus Therapeutics, a clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus’ lead asset, farabursen, is a potential first-in-class oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD) that recently completed Phase Ib. The acquisition is aligned with the therapeutic area focus of Novartis and leverages its strength and expertise in renal disease.

In July, Novartis entered into an agreement with Sironax, granting Novartis an exclusive option to acquire its Brain Delivery Module (BDM) platform, a differentiated blood-brain-barrier crossing technology designed to enhance the brain delivery of therapeutics of various modalities.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure, and attractive shareholder returns remains a priority.

During the first half of 2025, Novartis repurchased a total of 48.8 million shares for USD 5.3 billion on the SIX Swiss Exchange second trading line under the USD 15 billion share buyback (announced in July 2023 and completed on July 1, 2025, with a total of 140.9 million shares repurchased over this period). In addition, 1.6 million shares (equity value of USD 0.2 billion) were repurchased from employees. In the same period, 11.2 million shares (equity value of USD 0.6 billion) were delivered to employees related to equity-based compensation plans. Novartis aims to offset the dilutive impact from equity-based compensation plans of employees over the remainder of the year. Consequently, the total number of shares outstanding decreased by 39.2 million versus December 31, 2024. These treasury share transactions resulted in an equity decrease of USD 4.9 billion and a net cash outflow of USD 5.4 billion.

Net debt increased to USD 23.8 billion at June 30, 2025, compared to USD 16.1 billion at December 31, 2024. The increase was mainly due to the free cash flow of USD 9.7 billion being more than offset by the USD 7.8 billion annual dividend payment, cash outflows for treasury share transactions of USD 5.4 billion and net cash outflow for M&A, intangible assets transactions and other acquisitions of USD 3.1 billion.

As of Q2 2025, the long-term credit rating for the company is Aa3 with Moody’s Ratings and AA- with S&P Global Ratings.

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2025 outlook
Barring unforeseen events; growth vs. prior year in cc
Net sales	Expected to grow high single-digit
Core operating income	Expected to grow low-teens

Key assumption:
•	We continue to assume Entresto US generic entry in mid-2025 for forecasting purposes, though timing of generic entry is subject to ongoing IP and regulatory litigation

Foreign exchange impact

If mid-July exchange rates prevail for the remainder of 2025, the foreign exchange impact for the year would be positive 1 percentage point on net sales and negative 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key figures1

	Q2 2025	Q2 2024	% change		H1 2025	H1 2024	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 054	12 512	12	11	27 287	24 341	12	13
Operating income	4 864	4 014	21	25	9 527	7 387	29	33
As a % of sales	34.6	32.1			34.9	30.3
Net income	4 024	3 246	24	26	7 633	5 934	29	31
EPS (USD)	2.07	1.60	29	32	3.91	2.91	34	37
Net cash flows from operating activities	6 664	4 875	37		10 309	7 140	44
Non-IFRS measures
Free cash flow	6 333	4 615	37		9 724	6 653	46
Core operating income	5 925	4 953	20	21	11 500	9 490	21	24
As a % of sales	42.2	39.6			42.1	39.0
Core net income	4 710	4 008	18	19	9 192	7 689	20	22
Core EPS (USD)	2.42	1.97	23	24	4.69	3.77	24	27

1. Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 40 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/1403b1dc-887b-4bec-8b02-080540c4ebf4/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “anticipate,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expect,” “expand,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “commitment,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release;

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safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Important dates
October 28, 2025	Third quarter & nine months 2025 results
November 19-20, 2025	Meet Novartis Management 2025 (London, UK)
December 1, 2025	Social Impact & Sustainability annual investor event (virtual)
February 4, 2026	Fourth quarter & full year 2025 results

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Novartis Media Relations E-mail: media.relations@novartis.com

Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

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